# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

---

## FORM 11-K/A

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

**Commission file number: 001-31565**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**New York Community Bank Employee Savings Plan**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**New York Community Bancorp, Inc.**
**615 Merrick Avenue**
**Westbury, NY 11590**

## REQUIRED INFORMATION

**Item 1-3.** The New York Community Bank Employee Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

**Item 4.** The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was filed, the audit covering the Plan financial statements was not complete. The audit covering the Plan financial statements is now complete and is being filed herewith.

**Exhibits:**

Exhibit 23 Consent of KPMG LLP

# FINANCIAL STATEMENTS

# NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

**NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN**

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

## Table of Contents



* Schedules required by From 5500, which are not applicable, have not been included.

757 Third Avenue
New York, NY 10017

**Report of Independent Registered Public Accounting Firm**

The Pension Committee
New York Community Bank:

We have audited the accompanying statements of net assets available for plan benefits of the New York Community Bank Employee Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and changes in its net assets available for plan benefits for the years then ended, in conformity with the U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 25, 2004

## NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

| | | 2003 | 2002 |
|---|---|---|---|
| Assets: | | | |
| Investments, at fair value (note 3): | | | |
| Common stock fund of employer | $ | 74,906,410 | 20,919,459 |
| Mutual funds and commingled funds | | 10,799,441 | 3,474,463 |
| Cash and cash equivalents | | 16,206 | 123,777 |
| Participant loans | | 1,501,637 | 775,865 |
| Total investments | | 87,223,694 | 25,293,564 |
| Employee contribution receivable | | 292 | 75,769 |
| Net assets available for plan benefits | $ | 87,223,986 | 25,369,333 |

See accompanying notes to financial statements.

## NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

| | | 2003 | 2002 |
|---|---|---|---|
| Additions to net assets attributed to: | | | |
| Investment income: | | | |
| Net appreciation in fair value of investment (note 3) | $ | 32,645,536 | 1,190,392 |
| Interest | | 68,603 | 26,711 |
| Dividends | | 1,562,639 | 346,474 |
| Total investment income | | 34,276,778 | 1,563,577 |
| Participant contributions | | 2,001,369 | 1,916,617 |
| Rollovers contributions | | 2,077,412 | 15,909,081 |
| Total additions | | 38,355,559 | 19,389,275 |
| Deductions from net assets attributed to: | | | |
| Benefits paid to participants | | 2,980,758 | 4,624,580 |
| Administrative expenses | | 133,296 | 3,264 |
| Total deductions | | 3,114,054 | 4,627,844 |
| Net increase | | 35,241,505 | 14,761,431 |
| Transfer-in (note (1a)): | | | |
| CFS Bank 401(k) Thrift Incentive Savings Plan | | 6,758,255 | — |
| Queens County Savings Bank Incentive Savings Plan | | 19,854,893 | — |
| Net assets available for plan benefits at: | | | |
| Beginning of year | | 25,369,333 | 10,607,902 |
| End of year | $ | 87,223,986 | 25,369,333 |

See accompanying notes to financial statements.

## (1) Description of the Plan

The following brief description of the New York Community Bank Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

### *(a) General*

The Plan is a defined contribution plan sponsored by New York Community Bank (the Bank or Plan Sponsor). The Plan provides for benefits for eligible employees of the Company, the former Richmond County Savings Bank, the former CFS Bank and the former Queens County Savings Bank. The Plan is administered by RSGroup Trust Company (RSI or the Trustee). The Trust is a multiple employer trust, subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), that provides retirement benefits for the employees of savings banks and their allied organizations. The assets of all participating member organizations are held in this common trust and are collectively invested and reinvested by the Trust in its capacity as Trustee.

Effective March 25, 2003, the CFS Bank 401(k) Thrift Incentive Savings Plan and the Incentive Savings Plan of Queens County Savings Bank transferred their net assets to and merged into the Plan.

### *(b) Eligibility*

Any salaried full-time employee who reaches the age of 21 and who is not covered by a collective bargaining agreement shall be eligible to participate upon completion of one year of eligibility service, as defined.

### *(c) Contributions*

Participants may authorize the Bank to reduce their pre-tax compensation each pay period by 1% to 15% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code. The Bank may make matching and special contributions on a discretionary basis. No employer contributions were made in 2003 and 2002.

Employees, whether or not Plan participants, may make rollover contributions to the Plan.

The Richmond County Savings Bank Employee Stock Ownership Plan and CFS Bank Employee Stock Ownership Plan were terminated effective December 31, 2000 and July 31, 2001 respectively. Participants of these two plans could have elected to transfer their account balances to the Plan. Such transfers amounted to $1,072,622 and $15,802,348 in 2003 and 2002, respectively, which were included in the rollover contributions.

### *(d) Investment Options*

The Plan assets are held in a RSI trust established under the Plan. Participants are allowed to invest in one or more of the investment options. The RSI trust consists of two groups of investment funds – the fixed-income funds, which are invested in fixed income investments with limited equity holdings, and the equity funds, which permit a higher percentage of funds to be invested in common stocks. As of December 31, 2003, the Plan's investments consisted of nine investment funds and the Common Stock Fund, which invests in the common stock of New York Community Bancorp, Inc. (the Company). The Plan has elected to permit investments in certain of the fixed-income funds and the equity funds for which RSI has sole discretionary authority concerning purchases and sales of investments therein.

*(e)* ***Participant Accounts***

Separate accounts are maintained for each participant to accumulate values resulting from the Company, participant, and rollover contributions. Participants' accounts are credited with contributions made on their behalf in accordance with participant salary deduction arrangements, Employer matching contributions, and Plan earnings. Plan earnings and losses are allocated based on account balances and investment options, which the participant chooses.

*(f)* ***Vesting***

Participants are fully vested in their accrued benefits in all accounts, other than their employer matching accounts, at all times and such accrued benefits are nonforfeitable at all times. Effective January 1, 2002, employer matching contributions become vested and nonforfeitable as follows:

| Years of service | Vested percentage |
|---|---|
| Less than 1 year | 0% |
| 1 year but less than 2 | 20% |
| 2 years but less than 3 | 40% |
| 3 years but less than 4 | 60% |
| 4 years but less than 5 | 80% |
| 5 years and thereafter | 100% |

Effective July 30, 2001, all Richmond County Savings Bank employees who were still employed on July 30, 2001, became fully vested in the net value of their Plan accounts.

If the participant is not 100% vested and leaves the employer for any reason other than retirement, disability, or death, the portion of matching contributions and discretionary employer contributions, if any, and earnings thereon which are not vested will be forfeited. During 2003, due to the merger of the CFS and QCSB Plans into this plan, $113,838 in forfeitures was received by the Plan. At December 31, 2003 and 2002, $380 and $3,635 were available to reduce Employer contributions or defray Plan expenses in the future.

*(g)* ***Participant Loans***

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Any loan must be repaid within five years. If the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period not exceeding thirty years. The loans are secured by the



(Continued)

balance in the participant's account and bear interest at a fixed rate of prime plus 1% (rounded to the nearest 1/4% of 1%) determined at the time of borrowing and fixed for the life of the loan.

At December 31, 2003 and 2002, participant loans outstanding were $1,501,637 and $775,865 with interest rates ranging from 2.25% to 10.50% and 5.25% to 10.50%, respectively, and terms of maturity ranging from 5 months to 30 years at both date.

***(h) Payment of Benefits***

Benefit payments begin at the participant's election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan's provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

Effective January 1, 2002, participants may elect to have allocated cash dividends declared on the employer common stock fund and received by the Trustee distributed in cash.

An employee's participation in the Plan shall terminate on the date of death, the date of retirement, or the date employment is terminated because of disability or other reasons.

**(2) Summary of Accounting Policies**

***(a) Basis of Presentation***

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

***(b) Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

***(c) Investment Valuation and Income Recognition***

Investments consist of unit shares of fund offered by RSGroup Trust Company, other mutual fund companies including Alger and American Century, and the Employer Stock Fund, which invests in common stock of the Company. Valuation of these shares by the RSGroup Retirement Trust Company is based on the underlying value of net assets of each fund.

Except for debt securities with remaining maturities of 60 days or less which are valued at book value, investments within each fund for which markets are available are valued at their last available quote. Participant loan receivables are valued at cost (outstanding principal balances), which approximates fair value.

Investment transactions within each fund are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date; interest income including, where applicable, amortization of discount and premium on investments and zero coupon bonds, is recognized on the accrual basis.

*(d)* ***Payment of Benefits***

Benefits to participants or their beneficiaries are recorded when paid.

*(e)* ***Administrative Expenses***

Unless paid by the Plan, all administrative expenses of the Plan are paid by the Employer, except expenses directly related to the managing of each fund (such as investment management fees, commissions, and other transaction costs) which are charged against the assets of the total applicable fund to which such expenses directly relate.

*(f)* ***Reclassification***

Certain reclassifications were made to prior year amounts to conform to current year presentation.

**(3) Investments**

Investments in the Plan as of December 31, 2003 and 2002 are as follows:

| | December 31 | | | |
|---|---|---|---|---|
| | 2003 | | 2002 | |
| **Common Stock Fund of Employer:** | | | | |
| New York Community Bancorp, Inc. | $ 74,906,410 | * | 20,919,459 | * |
| **Mutual Funds and Commingled Funds:** | | | | |
| RSI Retirement Trust Actively Managed Bond Fund | 663,611 | | 439,463 | |
| RSI Retirement Trust Value Equity Fund | 640,775 | | 350,465 | |
| Retirement Systems Group Trust Co. Stable Value Fund | 5,497,640 | * | 1,272,201 | * |
| Retirement Systems Group Trust Co. Asset Allocation Model I | 52,750 | | 21,498 | |
| Retirement Systems Group Trust Co. Asset Allocation Model II | 46,626 | | 26,148 | |
| Retirement Systems Group Trust Co. Asset Allocation Model III | 71,733 | | 29,983 | |
| Alger Midcap Growth Retirement Portfolio | 290,113 | | 103,221 | |
| American Century International Growth Fund | 73,259 | | 21,779 | |
| Fidelity Puritan TR Low Price Stock Fund | 1,012,498 | | 464,870 | |
| John Hancock Large Cap Select A Fund | 1,121,670 | | — | |
| MSB FD Inc. | — | | 32,295 | |
| State Street Global Advisors S&P Index Fund | 1,328,766 | | 712,540 | |
| | 10,799,441 | | 3,474,463 | |
| **Cash and Cash Equivalents** | | | | |
| RSGroup Trust Company | 16,206 | | 123,777 | |
| **Participant Loans** | 1,501,637 | | 775,865 | |
| Total Investments | $ 87,223,694 | | 25,293,564 | |



(Continued)

* Represents 5% or more of the fair value of total assets at December 31, 2003 and 2002.

During 2003 and 2002, the Plan's investments (including gains or losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | | 2003 | 2002 |
|---|---|---|---|
| Common Stock Fund of Employer | $ | 31,570,348 | 1,740,892 |
| Mutual funds and commingled funds | | 1,075,188 | (550,500) |
| Total | $ | 32,645,536 | 1,190,392 |

The net appreciation (depreciation) in fair value of investments also includes the interest and dividends earned on the investments managed by RSI. The amount of such interest and dividends is not readily available.

## (4) Risks and Uncertainties

The Plan offers a number of investment options including common stock of the Company and a variety of investment funds, some of which are mutual funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the Employer, which invests in a single security, the common stock of the Company.

## (5) Related Party Transactions (Parties-in-Interest)

Certain investments of the Plan are managed or sponsored by Retirement System Group, Inc. (RSI). RSI is the custodian and recordkeeper as defined by the Plan and accordingly, these transactions qualify as parties-in-interest.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund operation expenses are paid from a fund's assets and are reflected in the fund's share/unit price and dividends.

## (6) Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated January 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.



(Continued)

**(7) Plan Termination**

Although it has not expresses any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participant become 100% vested in all matching contributions.

**(8) Subsequent Events**

On October 31, 2003, Roslyn Bancorp, Inc. merged with and into the Company. As a result of the merger, former employees of Roslyn Bancorp, Inc. became eligible to participate in the Plan as of January 1, 2004. On March 25, 2004, $45,499,066 of investment assets and $787,378 of loan balances were transferred from the Roslyn Savings Bank 401(k) Savings to the Plan.

Supplemental Schedule

## NEW YORK COMMUNITY BANK EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2003

| | Identity of issue | Description of investment | Number of Shares/Units | Current Value |
|---|---|---|---|---|
| | **Common Stock Fund of Employer** | | | |
| * | New York Community Bancorp, Inc. | Common Stock Fund | 1,968,631 | $ 74,906,410 |
| | **Mutual Funds and Commingled Funds** | | | |
| * | RSI Retirement Trust | Actively Managed Bond Fund | 13,115 | 663,611 |
| * | RSI Retirement Trust | Value Equity Fund | 7,555 | 640,775 |
| * | Retirement Systems Group Trust Co. | Stable Value Fund | 172,654 | 5,497,640 |
| * | Retirement Systems Group Trust Co. | Asset Allocation Model I | 4,333 | 52,750 |
| * | Retirement Systems Group Trust Co. | Asset Allocation Model II | 4,013 | 46,626 |
| * | Retirement Systems Group Trust Co. | Asset Allocation Model III | 6,424 | 71,733 |
| | Alger | Midcap Growth Retirement Portfolio | 18,986 | 290,113 |
| | American Century | International Growth Fund | 9,227 | 73,259 |
| | Fidelity | Puritan TR Low Price Stock Fund | 28,945 | 1,012,498 |
| | John Hancock | Large Cap Select A Fund | 63,015 | 1,121,670 |
| | State Street Global Advisors | S&P Index Fund | 72,373 | 1,328,766 |
| | | | | 10,799,441 |
| | **Cash and Cash Equivalents** | | | |
| * | RSGroup Trust Company | Cash equivalents | 16,206 | 16,206 |
| * | **Participant Loans** | 153 loans to participants with interest rates of 2.25 % to 10.50 % with maturities up to 30 years | | 1,501,637 |
| | | | | $ 87,223,694 |

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 6, 2004

**New York Community Bank**
**Employee Savings Plan**

By: Bernard A. Terlizzi
Bernard A. Terlizzi
Plan Administrator

# Exhibit 23

# Consent of KPMG LLP

00239580.DOC

Exhibit 23

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Pension Committee
New York Community Bancorp. Inc.:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-105901) of New York Community Bancorp, Inc. of our report dated June 25, 2004 with respect to the financial statements of New York Community Bank Employee Savings Plan as of and for the years ended December 31, 2003 and 2002, and the related supplemental schedule, which appear in the December 31, 2003 annual report on Form 11-K of New York Community Bancorp, Inc.

KPMG LLP

New York, New York
June 25, 2004